

September 26, 2014

<u>Via E-mail</u>
Gil Van Bokkelen
Chief Executive Officer
Athersys, Inc.
3201 Carnegie Avenue,
Cleveland, Ohio

   Re: Athersys, Inc.
     Form 10-K
     Filed March 13, 2014
     File No. 001-33876

Dear Dr. Van Bokkelen:

  We have reviewed your filing and have the following comment.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Collaborations and Partnerships, page 13</u>

1. We note your disclosure in the risk factors at page 21 that your material collaborations and licensing arrangements are your collaboration with Pfizer, your collaboration with RTI, and your license with the University of Minnesota pursuant to which you license certain aspects of the MAPC technology. As investors are entitled to an understanding of the material terms of each of your material agreements, please revise your disclosure to provide the following information with respect to your agreements with Pfizer, RTI, and the University of Minnesota:

  - Whether the agreement is exclusive;
  - The range of potential royalties that the parties may be obligated to pay under the agreement. Please ensure that your disclosed range of royalties is within a ten-percent range (e.g., "10-20%," "single digits," "teens," "twenties," as applicable);
  - The duration of the agreement; and
  - For the collaboration with RTI and the University of Minnesota license agreement, the applicable termination provisions.

To the extent you have received confidential treatment for individual royalty percentages, please note that we are requesting disclosure of the range of royalties to be paid not disclosure of specific royalty percentages. Likewise, where the duration of an agreement is reliant upon the underlying royalty term of your agreement or the occurrence of specific events, your disclosure should describe these aspects of the agreement regardless of whether such information was previously subject to confidential treatment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew Jones at (202) 551-3786, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Jeffrey P. Riedler
Assistant Director